Exhibit 99.1 65 West Watkins Mill Road Gaithersburg, MD 20878 tel: 240-632-0740 fax: 240-632-0735 www.genvec.com
FOR IMMEDIATE RELEASE:

Investor Contact:	Media Contact:
GenVec, Inc.	Tiberend Strategic Advisors, Inc.
Danielle M. DiPirro	Andrew Mielach
(301) 944-1877	(212) 827-0020
ddipirro@genvec.com	amielach@tiberendstrategicadvisors.com

GENVEC REGAINS COMPLIANCE
WITH NASDAQ LISTING REQUIREMENTS

GAITHERSBURG, MD – January 7, 2010 – Today GenVec, Inc. (NASDAQ: GNVC) announced that on January 7, 2010, the Company received a letter from The NASDAQ Stock Market advising that it had regained compliance with the NASDAQ’s minimum bid price listing requirements.

GenVec had received a notice of deficiency on September 15, 2009 stating that the Company was not in compliance with NASDAQ Marketplace Rule 5450 because the bid price of the Company’s common stock had closed below the required minimum $1.00 per share for the previous 30 consecutive business days. GenVec was notified that it could regain compliance if within 180 days the bid price of the Company’s common stock closed at $1.00 per share or more for a period of at least 10 consecutive trading days.

The letter received from NASDAQ on January 7, 2010 stated that GenVec’s common stock had closed above the $1.00 minimum bid price for 10 consecutive trading days. Therefore, the Company had regained compliance and NASDAQ advised that the matter is now closed.

About GenVec

GenVec, Inc. is a biopharmaceutical company developing novel therapeutic drugs and vaccines. GenVec’s lead product, TNFerade™, is currently in a pivotal clinical study (PACT) in locally advanced pancreatic cancer. TNFerade has also been and is currently being evaluated for its potential use in the treatment of several other cancers, including esophageal cancer, rectal cancer, and head and neck cancer. GenVec also uses its proprietary adenovector technology to develop vaccines for infectious diseases including HIV, malaria, foot-and-mouth disease, respiratory syncytial virus (RSV), and HSV-2. Additional information about GenVec is available at www.genvec.com and in the company’s various filings with the Securities and Exchange Commission.

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